UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

------------------------------------------------------------------------------


                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             AMERICAN APPAREL, INC.
                           --------------------------
                                (Name of Issuer)


                        Common Stock, par value $.0001
                       ----------------------------------
                         (Title of Class of Securities)


                                   023850100
                               ------------------
                                 (CUSIP Number)


                               December 31, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]__Rule 13d-1(b)

                               [X]___Rule 13d-1(c)

                               [ ]_Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 2 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB CAPITAL PARTNERS, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [  ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of               5.      Sole Voting Power                     - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power             2,391,442 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power                - 0 -
Person With             .......................................................
                        8.       Shared Dispositive Power       2,391,442 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,391,442 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       4.07% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       PN

/1/ This amount consists of 1,278,185 shares of the Issuer's Common Stock and 1,113,257 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 3 of 14 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB CAPITAL PARTNERS II, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of               5.      Sole Voting Power                - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power           53,146 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power           - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power      53,146 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       53,146 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0.09% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       PN

/1/ This amount consists of 28,885 shares of the Issuer's Common Stock and 24,261 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 4 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB OVERSEAS MASTER FUND, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [  ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Cayman Islands
................................................................................
Number of               5.      Sole Voting Power                - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power          986,687 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power           - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power     986,687 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       986,687 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.68% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       PN

/1/ This amount consists of 526,705 shares of the Issuer's Common Stock and 459,982 of the Issuer's warrants.

                                 SCHEDULE 13G

CUSIP No.: 023850100                                         Page 5 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB CAPITAL ADVISORS, L.L.C.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [  ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
 Number of               5.      Sole Voting Power            - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power         3,431,275 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power        - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power    3,431,275 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,431,275 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.84% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       OO

/1/ This amount consists of 1,833,775 shares of the Issuer's Common Stock and 1,597,500 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 6 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB CAPITAL MANAGEMENT, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of               5.      Sole Voting Power                - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power          3,431,275 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power           - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power     3,431,275 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,431,275 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.84% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       PN

/1/ This amount consists of 1,833,775 shares of the Issuer's Common Stock and 1,597,500 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 7 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SAB CAPITAL MANAGEMENT, L.L.C.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of               5.      Sole Voting Power                - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power          3,431,275 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power           - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power     3,431,275 /1/
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,431,275 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.84% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       OO

/1/ This amount consists of 1,833,775 shares of the Issuer's Common Stock and 1,597,500 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 8 of 14 Pages
................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).

       SCOTT A. BOMMER
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       United States of America
................................................................................
Number of               5.      Sole Voting Power                - 0 -
Shares                  .......................................................
Beneficially            6.      Shared Voting Power          3,431,275 /1/
Owned by Each           .......................................................
Reporting               7.      Sole Dispositive Power           - 0 -
Person With             .......................................................
                        8.      Shared Dispositive Power     3,431,275 /1/
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,431,275 /1/
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.84% based on 58,766,310 shares outstanding.
................................................................................
12.    Type of Reporting Person:

       IN

/1/ This amount consists of 1,833,775 shares of the Issuer's Common Stock and 1,597,500 of the Issuer's warrants.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                         Page 9 of 14 Pages


Item 1(a).      Name of Issuer:

                American Apparel, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                747 Warehouse Street, Los Angeles, California 90021.

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)   SAB Capital Partners, L.P. ("SAB");

                ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

                iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

                iv)  SAB Capital Advisors, L.L.C. (the "General Partner");

                v)   SAB Capital Management, L.P. (the "Investment Manager");

                vi)  SAB Capital Management, L.L.C. (the "IMGP"); and

                vii) Scott A. Bommer ("Mr. Bommer").

                This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

                Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

Item 2(c).      Citizenship:

                i)   SAB is a Delaware limited partnership;

                ii)  SAB II is a Delaware limited partnership;

                                  SCHEDULE 13G

CUSIP No.: 023850100                                        Page 10 of 14 Pages

                iii) The Master Fund is a Cayman Islands exempted limited
                     partnership;

                iv) The General Partner is a Delaware limited liability company;

                v)   The Investment Manager is a Delaware limited partnership;

                vi)  The IMGP is a Delaware limited liability company; and

                v)   Mr. Bommer is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.0001 (the "Shares")

Item 2(e).      CUSIP Number:

                023850100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned

                As of December 31, 2007:

                (a) SAB may be deemed to be the beneficial owner of i) 1,278,185 Shares and (ii) 1,113,257 Shares issuable upon the conversion of warrants;

                (b) SAB II may be deemed to be the beneficial owner of i) 28,885 Shares and (ii) 24,261 Shares issuable upon the conversion of warrants;

                (c) The Master Fund may be deemed to be the beneficial owner of i) 526,705 Shares and (ii) 459,982 Shares issuable upon the conversion of warrants; and

                (d) Each of the General Partner, Investment Manager, IMGP and Mr. Bommer may be deemed to be the beneficial owner of i) 1,833,775 Shares and
(ii) 1,597,500 Shares issuable upon the conversion of warrants held for the accounts of each of SAB, SAB II, and the Master Fund. This amount includes: A)
i) 1,278,185 Shares and (ii) 1,113,257 Shares issuable upon the conversion of warrants held for the account of SAB; B) i) 28,885 Shares and (ii) 24,261 Shares issuable upon the conversion of warrants held for the account of SAB II; and C)
i) 526,705 Shares and (ii) 459,982 Shares issuable upon the conversion of warrants held for the account of the Master Fund.

Item 4(b).      Percent of Class:

                                  SCHEDULE 13G

CUSIP No.: 023850100                                        Page 11 of 14 Pages

                (a) As of December 31, 2007, the number of Shares SAB may be deemed to be the beneficial owner of constitutes approximately 4.07% of the 58,766,310 total number of Shares outstanding. /1/

                (b) As of December 31, 2007, the number of Shares SAB II may be deemed to be the beneficial owner of constitutes approximately .09% of the 58,766,310 total number of Shares outstanding. /1/

                (c) As of December 31, 2007, the number of Shares the Master Fund may be deemed to be the beneficial owner of constitutes approximately 1.68% of the 58,766,310 total Shares outstanding. /1/

                (d) As of December 31, 2007, the number of Shares the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to be the beneficial owner of constitutes approximately 5.84% of the 58,766,310 total Shares outstanding. /1/

/1/ The percentages used herein and in the rest of Item 4 are calculated based upon (i) 57,168,810 Shares issued and outstanding and (ii) 1,597,500 Shares (issuable upon exercise of a corresponding number of warrants that the Reporting Persons may be deemed to beneficially own (all as more fully described herein)) outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon conversion within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and oustanding Shares assumes that each other shareholder of the Issuer does not exercise or convert Warrants within 60 days.

Item 4(c).      Number of Shares of which such person has:

SAB:
----

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                        2,391,442

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:           2,391,442

SAB II:
-------

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                           53,146

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:              53,146

The Master Fund:
----------------

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                          986,687

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:             986,687

The General Partner, Investment Manager, IMGP and Mr. Bommer:
-------------------------------------------------------------

(i)   Sole power to vote or direct the vote:                                  0

(ii)  Shared power to vote or direct the vote:                        3,431,275

(iii) Sole power to dispose or direct the disposition of:                     0

(iv)  Shared power to dispose or direct the disposition of:           3,431,275

                                  SCHEDULE 13G

CUSIP No.: 023850100                                        Page 12 of 14 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.


Item 6.         Ownership of More than Five Percent on Behalf of Another
Person:
                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                        Page 13 of 14 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008
                                   /s/Michael Casey
                                   ---------------------------------------
                                   Michael Casey,  attorney-in-fact  for Scott
                                   A.   Bommer,   individually   and   (a)  as
                                   managing  member of SAB  Capital  Advisors,
                                   L.L.C.,  for  itself  and  as  the  general
                                   partner of (i) SAB Capital Partners,  L.P.;
                                   and (ii) SAB  Capital  Partners  II,  L.P.;
                                   and (iii) SAB Overseas  Master Fund,  L.P.;
                                   and (b) as  managing  member of SAB Capital
                                   Management,  L.L.C.,  for itself and as the
                                   general partner of SAB Capital  Management,
                                   L.P.

                                  SCHEDULE 13G

CUSIP No.: 023850100                                        Page 14 of 14 Pages

                                    EXHIBIT 1

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

      All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

      This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.


                                     /s/ Scott A. Bommer
                                    ------------------------------------
                                    Scott A. Bommer